[INFOSONICS LETTERHEAD]

January 26, 2009

VIA EDGAR AND FACSIMILE

Angela Crane
Branch Chief
Facsimile 202-772-9349
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, DC  20549-3030

Re:	InfoSonics Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
File No. 001-32217

Dear Ms. Crane:

This letter sets forth the responses of InfoSonics Corporation (the “Company”) to the comments of the Securities and Exchange Commission (the "Commission") relating to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”) and (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008 (the "Form 10-Q"), contained in your letter dated December 22, 2008 (the “Comment Letter”).  The responses are numbered to correspond to the numbers of the comments in the Comment Letter.

Comment No. 1

December 31, 2007 Form 10-K

Note 3 – Summary of Significant Accounting Policies, Page F-9

Revenue Recognition and Allowance for Returns, Page F-9

We see that you recognize revenues upon shipment “net of discounts, rebates, cooperative programs arrangements (marketing and promotional funds), returns and allowances.”  Please demonstrate for us how your recognition of revenue net of the consideration given to customers complies with EITF 01-09.  Furthermore, please discuss how you account for transactions whereby the final price of the product is not determinable at shipment.  Refer to SAB 108 or SFAS 48 as appropriate in your response.

Ms. Angela Crane
January 26, 2009

Response to Comment No. 1

The Company advises the Commission staff that in our recognition of revenues, considering EITF 01-09, specifically paragraph 9, when the Company offers discounts, credits, cooperative marketing funds or other sales incentives to customers, the amounts are determined based on negotiations with customers and they are recorded as a reduction of the corresponding revenues at the time of the sale.  As well in accordance with FAS 48, the Company makes reserves at the time of sale for potential sales returns and warranty claims based on historical experience.  Additionally, our final sales prices are determined at the time of shipment.

Comment No. 2

Note 7 – Commitments and Contingencies, page F-19

Leases, page F-19

We note the discussion on page 24 that you recorded “income of $2.1 million from a voluntary early lease termination and relocation of [y]our corporate headquarters in San Diego”.  We see that you have not quantified this significant source of other income separately on the face of your consolidated statements of operations or otherwise disclosed the amount in your footnotes.  Furthermore, you have not provided an adequate discussion of the details of the transaction or the accounting basis for the recognition of the income. Please describe for us in detail the early termination of the lease which resulted in the income recognition of $2.1 million and the accounting literature which supports your presentation.  Please also revise future filings to more clearly disclose the transaction.

Response to Comment No. 2

During the third quarter of 2007, we negotiated an early termination of our corporate headquarters in San Diego.  The lessor/owner of the building was planning to sell the building and wanted to replace the Company with a long-term tenant at a higher lease rate to increase the sales price of the building.  Meanwhile, the Company projected needing less office/warehouse space and thus the buyout of our lease by our lessor/owner was beneficial to the Company by providing an immediate cash benefit as well as allowing the Company to lease a smaller facility.  Pursuant to FAS 13, the payment received for the early termination was recorded as other income during the quarter, and all related assets/liabilities related to the lease were written off at the time of the termination.

Our future periodic filings will reflect this item as a separate line of other income on the face of our consolidated statements of operations or otherwise disclosed in our footnotes.

Ms. Angela Crane
January 26, 2009

Comment No. 3

Form 10-Q for the Fiscal-Quarter Ended September 30, 2008

Note 13 – Commitments and Contingencies, page 13

We see that as of September 30, 2008, you have recorded approximately $4.1 million from settlement of the Securities Class Action and Derivative Action as an accrued expense in the consolidated balance sheet.  We note the formal settlement agreements were not signed until October 17, 2008, subsequent to the most recent period end.  However, as of September 30, 2008, you have recorded a receivable for expected proceeds from your insurer as “the company fully expects the insurance company to pay the plaintiffs directly”.  We also note that you appear to have offset the litigation expenses against the insurance proceeds in your statement of operations for the interim period ended September 30, 2008.  Please describe for us the accounting basis for recognizing the settlement of the insurance proceeds prior to its actual realization; please refer to paragraph 17 of SFAS 5, CON 6 or other accounting literature which supports your conclusion.  Furthermore, please describe for us what legal right you have to the insurance proceeds as of the period ended September 30, 2008, and the right of offset that exists to record the litigation expense and insurance proceeds net in your statement of operations.

Response to Comment No. 3

On August 6, 2008, the Company entered into a Memorandum of Understanding to settle the Derivative Action, and on August 8, 2008 the Company entered into a Memorandum of Understanding to settle the Securities Class Action.  On August 12, 2008 the Company filed a Current Report on Form 8-K and issued a press release regarding these material events. At this time there was a measureable amount for the settlement as well as the amount of insurance proceeds.  The Company was informed by its insurance carrier during settlement negotiations that the insurer would pay the claim as stipulated in the Memorandums of Understanding. At this time both the expense and recovery were recorded in the same line item in the income statement and have effectively netted against each other.  As well the Company believes that right of offset for the balance sheet was not appropriate since the related insurance does not relieve the company of the primary responsibility furthermore, the Company believes that in accordance with EITF 03-08 and 01-10 the recording of the insurance receivable is appropriate. On October 17, 2008 the Stipulation of Agreement and Settlements were executed and shortly thereafter, the insurer did indeed make the first payment into escrow related to the settlement, thus providing the Company comfort that the insurer would make settlement payments as agreed.   This event was a type 1 subsequent event, and the liability and the receivable exist with each other and should not be viewed as individual events, thus each was recorded for the period ended September 30, 2008.  As per paragraph 17 of SFAS 5, we have included disclosure we believe to be adequate to the circumstances and the potential financial impact.

Ms. Angela Crane
January 26, 2009

Comment No. 4

Exhibit 31

We note that the certification filed as required by Exchange Act Rule 13a-14(a) improperly exclude the phrase “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraphs 4(d).  In future filings, the certification should be revised to present the exact form as set forth in Item 601(b) (31) of Regulation S-K with no modifications.

Response to Comment No. 4

The Company will revise its Exhibit 31 in future filings with the Commission as requested.

In connection with your request in the Comment Letter for certain acknowledgments from the Company relating to disclosure in the Amendment and the Commission comment process, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact the undersigned at (858) 373-1674.

Very truly yours,

/s/ JEFF KLAUSNER
Jeff Klausner
Chief Financial Officer

cc:	Joseph Ram, Chief Executive Officer and President, InfoSonics Corporation
Singer Lewak Greenbaum & Goldstein LLP
Perkins Coie LLP